Exhibit 99.3

FOR IMMEDIATE RELEASE

CHINAGROWTH NORTH ACQUISITION CORPORATION FILES PROXY
STATEMENT AND AMENDS SHARE PURCHASE AGREEMENT WITH UIB GROUP
LIMITED

- Amends Earn-Out Share Targets –
- Provides Business Outlook for Remainder of 2008 –
- Conference call scheduled for Tuesday, November 11, 2008

Beijing, China, November 10, 2008 - ChinaGrowth North Acquisition Corporation (“CGNAC”; OTC Bulletin Board: CGNYF) today announced that the company has amended its initial share purchase agreement with UIB Group Limited and filed a From 6-K with the Securities and Exchange Commission containing its proxy statement regarding the transaction. Following completion of the transaction, UIB will become a wholly owned subsidiary of ChinaGrowth North Acquisition Corporation.

AMENDED TRANSACTION SUMMARY

In a May 28, 2008 press release CGNAC announced that it had agreed to acquire UIB for an initial aggregate purchase price of $53.2 million, which included 6,365,001 ordinary shares of CGNAC stock and $2 million in cash, excluding additional contingent shares. Pursuant to an amended Share Purchase Agreement, dated October 30, 2008, CGNAC will place 2,000,000 shares of the 6,365,001 shares noted above in escrow to be released to UIB shareholders only if, on a consolidated basis, the surviving company achieves or exceeds both after-tax net profits in the following fiscal years:

Fiscal Year Ending December 31	After Tax Net Profits
2008	US$12,000,000
2009	US$18,000,000

In addition, management of ChinaGrowth North has agreed to put 562,500 or 50% of their promote shares into escrow. The escrowed promote shares will only be released if 2009 net income is at least $26 million. Otherwise, such shares will be forfeited.

Furthermore, as part of the amended Share Purchase Agreement, the shareholders of UIB and their designees will be issued, on an all or none basis, ordinary shares of CGNAC on an annual basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax net profits in the following fiscal years of:

Fiscal Year Ending December 31	After Tax Net Profits	Total Additional Ordinary Shares Issuable to Sellers*
2009	US$26,000,000	4,000,000
2010	US$43,000,000	3,000,000
2011	US$75,000,000	3,000,000
2012	US$116,000,000	3,000,000
2013	US$180,000,000	4,000,000
*These amounts do not cumulate

The after-tax net profits will be determined following the completion of an audit in accordance with United States generally accepted accounting principles (GAAP), excluding after-tax profits from any acquisitions subsequent to the closing of the transaction which will have a dilutive effect on EPS.

The total post-transaction primary shares outstanding (exclusive of 2,562,500 shares held in escrow pending achieving certain net income targets in 2008 and 2009) will be approximately 10,087,501 and total warrants outstanding will be approximately 5,890,000. CGNAC will have approximately $40 million in cash subsequent to the close of the acquisition (assuming no redemptions).

The transaction is subject to customary closing conditions, including completion of the US GAAP audit, completion of all necessary documentation and approval of the shareholders of ChinaGrowth North Acquisition Corporation.

Xuesong Song, Chairman of ChinaGrowth North Acquisition Corporation stated, “We are extremely excited to announce today’s proxy filing as we move towards a completion of this deal. Given the difficult market environment, we believe that the hard work of the ChinaGrowth North and UIB Group Limited teams to amend the terms of the transaction to tie a greater portion of the purchase price to performance has provided shareholders with an exciting investment opportunity in the fast-growing field of insurance intermediary in China.”

BUSINESS OUTLOOK

For the fiscal year ending December 31, 2008, total net revenues are expected to more than double from $17.1 million to approximately $43 million while the net income is expected to be approximately US$12 million, compared with approximately US$3.9 million of net income for the fiscal year ended December 31, 2007.

Mr. Song commented, “We continue to see very strong demand for UIB’s various educational insurance products in China. Educational institutions participating in UIB’s School Liability Insurance have grown from 117,000 in 2007 to approximately 233,000 through October of 2008, representing approximately 100 million students in China. We continue to believe that the education sector provides tremendous future growth potential for UIB.”

CONFERENCE CALL INFORMATION

CGNAC and UIB will host a conference call to discuss the transaction on Tuesday, November 11, 2008 at 11:00 am ET. Investors may listen to the call via telephone by dialing 1-800-762-9058 or 1-480-248-5085, for international callers. A telephone replay will be available shortly after the call and can be accessed by dialing 1-800-406-7325, or 1-303-590-3030 for international callers; passcode: 3941921. The replay will be available until midnight on November 25, 2008.

ABOUT CHINAGROWTH NORTH ACQUISITION CORPORATION

ChinaGrowth North Acquisition Corporation is a Cayman Islands company that completed its initial public offering on January 29, 2007. CGNAC was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations in the People's Republic of China in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation, an entity formed by our principals simultaneously with our incorporation, executes a definitive acquisition agreement, then CGNAC may pursue acquisition opportunities south of Yangtze River. CGNAC is a foreign private issuer, whose proxy materials are not subject to review by the Securities and Exchange Commission. A Form 6-K containing our Proxy Statement regarding the acquisition of UIB has been filed with the SEC and can be found by visiting www.sec.gov.

ABOUT UIB

UIB is a leading independent insurance brokerage company operating in China. UIB began its insurance brokerage business in 2003 by distributing insurance products in the education sector. During the period of 2003 through 2007, UIB has redesigned and distributed School Liability Insurance to over 117,000 educational institutions and Student Safety Insurance to over 20 million students. As of October 31, 2008, UIB has signed up to provide School Liability Insurance to approximately 233,000 educational institutions covering approximately 100 million students. The company estimated that approximately 24 million students would be its clients for Student Safety Insurance by the end of 2008. With 32 provincial and municipal branches and 41 sub-branches reaching more than 1,400 counties across China, UIB currently operates the most extensive insurance distribution network in the Chinese education sector. Furthermore, in 2003, UIB initiated professional risk management services for clients which helps UIB strengthen its relationship with clients. As the pioneer who established risk management standards in the Chinese education sector, UIB provides risk management services to 26 out of 32 provincial and municipal education administrative departments as of October 31, 2008.

INVESTOR RELATIONS CONTACT

At CGNAC in Beijing:
Michael W. Zhang
Chief Financial Officer and Director
mzhang@chum.com.cn

Or,

At ICR, Inc. in the US:
Brian Prenoveau, CFA or Bill Zima
203-682-8200

RISKS AND UNCERTAINTIES; FORWARD LOOKING STATEMENTS

The transaction described herein is subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of certain conditions to the closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the transaction, the future financial performance of the surviving entity, the growth of the market for insurance in China, pending and future acquisitions by the surviving entity.

These forward-looking statements are based on information available to ChinaGrowth North and UIB as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ChinaGrowth North’s or UIB’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Risks that could cause actual results to differ materially from those anticipated by the forward-looking statements contained herein include difficulties encountered in integrating the merged businesses and management teams, difficulty in completing targeted acquisitions or integrating them effectively, identifying and completing additional acquisitions needed to achieve growth targets, the adverse impact of competitive product announcements on revenues and operating performance, changes in overall economic conditions, competitors’ actions, pricing and gross margin pressures, loss of key customers, policy cancellations or reduced sales, control of costs and expenses, significant litigation, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation.

Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ChinaGrowth North’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2008 (the “Annual Report”), Current Reports on Form 6-K, and other of ChinaGrowth North’s SEC filings.